SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                      to

Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN

(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY

220 N. W. Second Avenue

Portland, Oregon 97209

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Northwest Natural Gas Company

Retirement K Savings Plan

Index

December 31, 2007 and 2006

ITEM 4.	FINANCIAL STATEMENTS

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

SIGNATURE	10

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Northwest Natural Gas Company

Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

June 25, 2008

Northwest Natural Gas Company

Retirement K Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$140,048,804	$129,202,607

Contributions receivable
Participant	135,036	142,337
Employer	52,362	56,899

Total contributions receivable	187,398	199,236

Cash	30,000	989

Net assets available for benefits	$140,266,202	$129,402,832

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company

Retirement K Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Investment income	$8,705,898	$5,783,502
Net appreciation in fair value of investments	6,071,043	9,323,409

Net investment income	14,776,941	15,106,911

Contributions
Participant elective and rollover	7,083,254	6,810,773
Employer	1,931,364	1,796,167

Total contributions	9,014,618	8,606,940

Total additions	23,791,559	23,713,851

Deductions
Withdrawals and benefit payments	(12,924,239)	(8,046,176)
Administrative fees and expenses	(3,950)	(5,738)

Total deductions	(12,928,189)	(8,051,914)

Net increase in net assets available for benefits	10,863,370	15,661,937
Net assets available for benefits at beginning of year	129,402,832	113,740,895

Net assets available for benefits at end of year	$140,266,202	$129,402,832

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information. Employees and Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”). The eligibility rules and entry dates vary primarily based on the following factors: type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2007, 1,222 participants had account balances in the Plan, of which 1,166 were active employees.

T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions

Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of gross pay to the Plan through salary deferral. For non-bargaining employees, the Company contributes 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of gross pay. For bargaining employees, the Company match is 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay. Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors. As of December 31, 2007, the Company’s Board of Directors has not declared that any supplemental contributions be made.

Non-Contributory Employer Contributions

For all eligible non-bargaining employees hired after December 31, 2006, the Company will contribute 5% of eligible earnings (or another amount fixed annually) as a non-contributory employer contribution while participant is an active employee of the Company. This contribution will be invested in the retirement date based investment fund that has a projected year of retirement which includes the year the participant turns age 65. In 2007, Non-Contributory Employer Contributions totaled $45,469.

Participant Accounts

Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Employer Contributions, Supplemental Contributions, Rollover Contributions, Non-Contributory Employer Contributions and investment earnings or losses. Pre-Tax Contributions are based on the participant’s deferral election. Matching Employer Contributions, Supplemental Contributions and Non-Contributory Employer Contributions are credited to the participant’s account according to the provisions as defined in the Plan document. Rollover Contributions are credited upon receipt from the tax-qualified plan of another employer or from an Individual Retirement Account. Investment earnings and losses are allocated based on account balances in the investment options selected by the participant, and with respect to Non-Contributory Employer Contributions the retirement date based investment option applicable to the participant under Plan terms.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Investment Options

Participants may direct contributions in any of the 25 investment options offered by the Plan, except with respect to the Non-Contributory Employer Contributions for which direction is allowed only after the later of age 65 or full vesting. T. Rowe Price, the Plan’s trustee, manages 21 of the 25 investment fund options.

Vesting

All employee contributions, employer match and actual earnings credited to participant accounts are fully vested and nonforfeitable, except for the Non-Contributory Employer Contributions and are at all times subject to the limitations imposed by the Code. Non-Contributory Employer Contributions are subject to a three year cliff vesting schedule with 100% vesting after three years of service.

Participant Loans

The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Withdrawals and Payment of Benefits

On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her vested account as a single lump-sum distribution or as two partial lump sum distributions. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

Administrative Fees and Expenses

Certain expenses for administration and servicing of the Plan, including equipment, supplies, payroll for administrative and clerical personnel, and audit and trustee fees are provided by the Company without charge to the Plan. Loan disbursement fees are paid by the Plan and allocated to participants withdrawing amounts as loans during the year and are classified as administrative fees and expenses.

Plan Amendments

Effective January 1, 2006, the Plan was amended to conform with the final applicable regulations under Code sections 401(k) and 401(m).

Effective December 31, 2006, the Plan was amended to liberalize the eligibility waiting periods for elective and matching contributions, to add provisions relating to non-contributory employer contributions made for certain non-bargaining employees, to add vesting requirements relating to such non-contributory employer contributions, and to make related technical, editorial, and conforming changes.

Effective January 1, 2007 the Plan was amended to conform with certain changes required by the Pension Protection Act of 2006, including faster vesting of Non-Contributory Employer Contributions and provisions relating to participants’ diversification rights with respect to Employer securities.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

2.	Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting.

Valuation of Investments

Investments in mutual funds are valued at net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange (NYSE). The net asset value of the investments in the T. Rowe Price Equity Index Trust Fund is computed at the closing price of the NYSE on the last day of the year as quoted on the NYSE. This calculation is based upon the value of each investment as follows: equity securities are valued based upon the closing price on the last day of the year on the exchange determined to be the primary market for each security; short-term debt securities are valued based upon the amortized cost in local currency combined with accrued interest; and investments in other trusts are valued based on the other trust’s closing net asset value per unit on the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Transactions and Net Investment Income Recognition

Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.

The net appreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

Recent Accounting Pronouncements and Developments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements. SFAS No. 157 is effective for the Plan January 1, 2008. SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes therein.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.	Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable. The Company may continue the Plan’s trust to pay benefits as they mature, or to liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current intentions to terminate the Plan.

4.	Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the Plan’s trustee, as defined by the Plan. These Plan investments qualify as parties in interest transactions for which a statutory exemption exists. The following are related party investments:

	December 31
	2007	2006
Northwest Natural Gas Company common stock	$22,225,966	$21,860,254
T. Rowe Price managed funds	106,351,264	98,448,396

	$128,577,230	$120,308,650

Purchases of Northwest Natural Gas Company common stock during the years ended December 31, 2007 and 2006 totaled 55,744 shares for $2,992,102 and 67,131 shares for $2,756,420, respectively. Sales of Northwest Natural Gas Company common stock during the years ended December 31, 2007 and 2006 totaled 114,070 shares for $5,293,525 and 106,027 shares for $3,933,567, respectively.

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 16, 2002, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code. The Plan has been amended and restated since receiving the determination letter and submitted to the IRS for an updated favorable determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements. FIN 48 was effective for the Plan as of January 1, 2007. Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

6.	Investments

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
T. Rowe Price Balanced Fund
869,827 and 866,756 shares, respectively	$17,918,429	$18,453,240
T. Rowe Price Blue Chip Growth Fund
618,430 and 716,893 shares, respectively	24,879,436	25,614,590
T. Rowe Price Mid-Cap Growth Fund
358,105 and 355,623 shares, respectively	20,651,888	19,093,389
T. Rowe Price Summit Cash Reserves
7,840,694 and 7,740,739 shares, respectively	7,840,694	7,740,739
Northwest Natural Gas Company Common Stock
456,761 and 515,086 shares, respectively	22,225,966	21,860,254

During 2007 and 2006 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated in value as follows:

	2007	2006
Mutual Funds	$3,301,005	$4,953,018
Common and Commingled Trust Funds	102,903	268,088
Northwest Natural Gas Company common stock	2,667,135	4,102,303

Net appreciation in fair value of investments	$6,071,043	$9,323,409

7.	Risks and Uncertainties

The Plan’s assets are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Northwest Natural Gas Company

Retirement K Savings Plan

Schedule H, Line 4i; Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	T. Rowe Price Spectrum Income Fund	Mutual fund	(1)	$4,710,027
*	T. Rowe Price Balanced Fund	Mutual fund	(1)	17,918,429
*	T. Rowe Price Blue Chip Growth Fund	Mutual fund	(1)	24,879,436
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	(1)	20,651,888
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	(1)	3,676,951
*	T. Rowe Price Short-Term Bond Fund	Mutual fund	(1)	925,245
*	T. Rowe Price Summit Cash Reserves	Mutual fund	(1)	7,840,694
*	T. Rowe Price Science and Technology Fund	Mutual fund	(1)	3,182,449
*	T. Rowe Price Equity Index Trust	Common & Commingled Trust Fund	(1)	2,277,983
*	T. Rowe Price Retirement Income Fund	Mutual fund	(1)	1,600,703
*	T. Rowe Price Retirement 2005 Fund	Mutual fund	(1)	352,434
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	(1)	3,936,959
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	(1)	3,718,979
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	4,794,669	4,816,383
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	2,687,683	2,712,548
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	1,459,059	1,448,001
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	572,649	577,517
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	1,013,713	999,925
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	78,612	78,390
*	T. Rowe Price Retirement 2050 Fund	Mutual fund	(1)	44,744
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	1,593	1,579
	PIMCO Total Return Admin.	Mutual fund	(1)	1,582,440
	Artisan International Fund	Mutual fund	(1)	4,721,208
	Dodge & Cox International Stock Fund	Mutual fund	(1)	3,120,324
*	Northwest Natural Gas Company Common Stock	Common stock	(1)	22,225,966
*	Participant loans	5.0% to 9.25%, maturing		2,047,602
		1/12/08 to 10/5/12

	Total investments			$140,048,804

*	Represents identification of known party-in-interest in the Plan.

(1)	Cost information has been omitted for participant directed assets. Non-Contributory Employer Contributions can only be invested in Retirement Date Funds, however employees may also direct their own contributions to Retirement Date Funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

By:	/s/ Lea Anne Doolittle
Lea Anne Doolittle, Chair,
Retirement K Savings Plan
Administrative Committee

Date: June 25, 2008

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX

to

Annual Report on Form 11-K

For Year Ended

December 31, 2007

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23